Exhibit 99.346

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of NexTech AR Solutions Corp. (the “Company”) will be held on Tuesday, September 14, 2021 at 10:00 a.m. (Pacific Daylight Time) for the following purposes:

1.	to receive the financial statements of the Company for the twelve months ended December 31, 2020, together with the report of the auditor thereon;

2.	to fix the number of directors of the Company at five (5);

3.	to elect directors for the ensuing year;

4.	to re-appoint Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

5.	to approve the resolution of shareholders as more particularly set forth in the Management Information Circular approving the 2021 option plan of the Company; and

6.	to transact such other business as may properly be put before the Meeting, or any adjournment or postponement thereof.

The Meeting will be deemed to be held at Suite 1200 – 750 West Pender Street, Vancouver, British Columbia, Canada; however, the Meeting will be held in virtual only format, which will be conducted via virtual conference. You will not be able to attend the Meeting in person. Registered Shareholders and validly appointed proxyholders may contact Belinda Tyldesley, Corporate Secretary at Belinda@nextechar.com to obtain a web link that will permit them to attend the Meeting by virtual conference. Registered Shareholders who attend the virtual meeting will have an equal opportunity to participate at the Meeting, regardless of their geographic location.

Accompanying this Notice of Meeting is an Information Circular, a form of Proxy, and a financial statements request card whereby shareholders can request to be added to the Company’s supplemental mailing list. The Information Circular provides more detailed information relating to the matters to be addressed at the Meeting and forms part of this Notice.

The Board of Directors has fixed the close of business on August 5, 2021 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournment or postponement of the Meeting. A shareholder entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his/her stead. If you are unable to attend the Meeting via telephone conference, or any adjournment or postponement thereof, please complete, date, sign, and return the enclosed form of Proxy in accordance with the instructions set out in the notes to the Proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, the 5th day of August, 2021.

ON BEHALF OF THE BOARD

“Evan Gappelberg”

Evan Gappelberg

Chief Executive Officer

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.